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November 14, 2012 VIA EDGAR AND OVERNIGHT MAIL United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Duc Dang, Senior Counsel
Sandra B. Hunter, Attorney-Advisor

Re:	Kennedy-Wilson Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3 File No. 333-184752

Ladies and Gentleman:

On behalf of Kennedy-Wilson Holdings, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by email on November 14, 2012 (the “Staff Comments”). In connection with this response, the Company is filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (File No. 333-184752) (the “Registration Statement”), which was initially filed with the Commission on November 5, 2012. For your convenience, we are enclosing two copies of Amendment No. 1 that are marked to show changes from the initial filing of the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the Staff Comments.

For ease of review, we have set forth below each of the numbered comments of your comment letter and the Company’s responses thereto.

General

1.	On the prospectus cover page you indicate that Kennedy-Wilson’s debt securities “may be guaranteed” by Kennedy-Wilson Holdings and other subsidiaries. Please revise to clarify that such notes will be accompanied by a “full and unconditional” guarantee of Kennedy-Wilson Holdings or advise. Please refer to General Instructions I.C of Form S- 3.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please refer to the fee table on the cover page of Amendment No. 1, the cover page of the prospectus included therein and page 18 of Amendment No. 1.

United States Securities and Exchange Commission

November 14, 2012

2.	Please note that when a trustee is to be designated on a delayed basis, the Form T-1 must be separately filed under the form type, “305B2.” Please confirm that you are aware of your obligations under the Trust Indenture Act of 1939 regarding the statement of eligibility. Please refer to the Trust Indenture Act of 1939, Compliance and Disclosure Interpretations Question 220.01 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it is aware of its obligations under the Trust Indenture Act of 1939 (the “Trust Indenture Act”) regarding the statement of eligibility. The Company undertakes to cause the applicable Form T-1 to be filed under form type “305B2” in accordance with the Trust Indenture Act, the rules thereunder and the related interpretive materials of the Staff. The Company has revised the exhibit tables to the Registration Statement accordingly. Please refer to page II-26 of Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at
(213) 891-8371 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	Justin Enbody, Kennedy-Wilson Holdings, Inc.